Ideanomics, Inc.
55 Broadway, 19th Floor

New York, NY 10006

(212) 206-1216

May 7, 2019

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Mastrianna Kathryn Jacobson Robert S. Littlepage Celeste M. Murphy

Re:	Ideanomics, Inc. (formerly known as Seven Stars Cloud Group, Inc.)
Commission File No. 333-224382
Registration Statement on Form S-1
Filed April 20, 2018 (the “Original Filing”)
Amended August 24, 2018 (“Form S-1/A”)

Dear Mr. Mastrianna:

In connection with the your comment letter dated September 14, 2018 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1/A of Ideanomics, Inc. (f/k/a Seven Stars Cloud Group, Inc.), a Delaware corporation (the “Company”), is providing you with the following additional information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Registration Statement on Form S-1/A filed August 24, 2018

Prospectus Summary, page 1

1.

We note your responses to comments 2 and 5. We again ask you to provide more detail, description, and elaboration regarding your "next generation Artificial-Intelligent (AI) & Blockchain-Powered, Fintech" businesses. It is still unclear how the company precisely intends to accomplish the digital asset securitization, tokenization, and trading goals it briefly describes. Enhance your disclosures by addressing each of these items. Please also address the specific artificial intelligence and blockchain technologies referenced and how they interact with your digital asset securitization, tokenization, and trading goals. We also note your disclosures regarding digital assets, related platforms, and sales and monetization networks. Provide more specific detail regarding each of these elements of your strategy. Discuss how all of these concepts, operations, etc. interact with your "supply chain ecosystem" if at all. Clarify how the "Venus blockchain based platform" is integrated into your business and what exactly this platform entails.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Business section of the Form S-1. On page 1 of the Form S-1/A, the Company has provided an overview of its transition to become a next-generation financial technology (“fintech”) company, with the intention of offering customized products and services based on blockchain, artificial intelligence (“AI”) and other technologies to mature emerging businesses across various industries. On pages 3 to 5 of the Form S-1/A, under the heading “Financial Services,” the Company describes its digital asset securitization, tokenization and trading goals. On page 3 of the Form S-1/A, under the heading “Logistics Management and Financing,” the Company describes its supply chain ecosystem.

As disclosed on page 1 of the Form S-1/A, the Company is building a technology ecosystem through license agreements, joint ventures and strategic acquisitions, referred to as the “Fintech Ecosystem.” As a result, the Company does not presently intend to use any one blockchain or AI technology across its operations. The Company has revised its disclosure in the Business section of the Form S-1/A to clarify how it intends to select the blockhchain, AI and other technologies that it will use in its operations. In addition, on pages 1 to 2 of the Form S-1/A, under the heading “Fintech Ecosystem,” the Company has provided disclosure about the blockchain, AI and other technologies that the Company has integrated into its Fintech Ecosystem to date. The Company has also revised its disclosure on pages 4 to 5, under the heading “Trading and Financial Services Platforms,” to describe the specific blockchain technology that is being developed for DBOT ATS, LLC as part of the Company’s trading goals. The Company’s investments in and adoptions of new blockchain and AI technologies for integration into its ecosystem are still developing, and the Company therefore respectfully advises the Staff that the Company does not believe that the present status of the Venus blockchain should be material to investors in light of the revised disclosures the Company has provided. However, the Company confirms to the Staff that the Venus blockchain based platform has not been integrated into the Company’s business.

2

2.

We note your response to comment 9. Please revise your statement that "DBOT is an SEC recognized Alternative Trading System" to state that DBOT has filed an initial Operations report on Form ATS to give notice of its operation as an ATS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 19, 56 and 65 of the Form S-1/A.

3.

We note your statements that you believe DBOT can be developed into a distributed network but we also note your statement that DBOT is currently run on a "customized private Ethereum blockchain distribution ledger system." Please clarify as it is unclear how or if blockchain technology has been integrated into DBOT at this time.

Response: The Company confirms to the Staff that Fundamental Interactions, Inc. is developing a blockchain-enabled primary issuance and secondary trading platform for DBOT ATS using the Velocity Ledger, but that this platform is currently in development and is not operational. The Company has revised its disclosure on pages 5 and 6, under the heading “Trading and Financial Services Platforms,” accordingly.

4.

We note your response to comment 10. Please provide more detail as to how your proposed digital asset products, platforms, exchanges, and networks interact, or will interact, with DBOT. Describe the current status of integration between DBOT and these entities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 under the heading “Digital Asset Securitization” to provide detail regarding its proposed digital asset products, and has revised the disclosure on pages 5 and 6 under the heading “Trading and Financial Services Platforms” to provide detail regarding its proposed alternative trading systems, which are intended to be developed by Delaware Board of Trade Holdings, Inc. (“DBOT”), and trading products. None of these products or services are operational. Although the Company anticipates that DBOT ATS, LLC (“DBOT ATS”) can one day become a trading market for blockchain-based digital tokens, including the digital securitized assets the Company plans to originate as part of its financing solutions business, such integration has not yet occurred. Further, while the Company hopes to achieve synergistic benefits between its digital asset securitization business and trading and financial services platforms developed by DBOT, the Company believes that each such business line can operate independently.

Overview, page 20

5.

We note your response to comment 11. We note on page 20 you disclose that your two current revenue sources are your supply chain management & structured finance and alternative finance & carry trade businesses, and that you are primarily engaged with consumer electronics and smart supply chain management operations. Please focus your discussion on the particulars of your revenue arrangements that were in effect during 2017, such as the sale of crude oil and electronics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 35, 40, 41, 52, 54 of the Form S-1/A to describe the Company’s strategy and current operations with respect to its logistics management and financing business, which include its current consumer electronics and crude oil trading businesses. The Company has also revised its disclosure on pages 39, 40, 41 and 43 of the Form S-K1A to describe the particulars of the revenue arrangements that were in effect during 2017, including the trading of crude oil and electronics.

The Company advises the Staff that the prior disclosure regarding the “structured finance, alternative finance and carry trade components” of the Company’s logistics management and financing business was intended to describe the Company’s plans to provide solutions that facilitate logistics financing, as described on page 3 of the Form S-1/A.

3

Revenues , page 31

6.

We note your response to comments 12 and 19. It appears from your disclosure in Note 12(g) that you recorded a sale transaction based on your collection of a prepayment from an intermediary. Please clarify the intermediary role of the entity on which your minority shareholder has significant influence, and the nature of its involvement with you and the end customer in the subject transaction. Further provide us your analysis as to why it is appropriate to record the gross volume of the sale transaction upon delivery versus the amount that you are allowed to retain. Refer to the indicators under ASC 605-45-45.

Response: The Company has revised the disclosure on pages 3, 36 and 54 of the Form S-1/A to clarify that the crude oil was sold to an entity that is partially owned by the same individual who is also a minority shareholder of SSE. Such entity was the end customer in the transaction with the Company and, to the Company’s knowledge, was not an intermediary who re-sold the crude oil to an independent third party.

The Company further advises the Staff that, in accordance with ASC 605-45-45-2, the Company considered the following eight indicators in its analysis of why it was appropriate to record the gross volume of the sale transaction upon delivery versus the amount that the Company is allowed to retain:

1. The entity is the primary obligor in the arrangement - Met

The Company enters into contracts with the supplier and customer independently. Once the sales order is confirmed between the Company and the customer, the Company is responsible for fulfilling the promise to provide the specified good or service in the contract, including sourcing the right oil products desired by the customers, issuing the bill of lading to customers and nominating the vessels that comply with relevant laws and standards.

2. The entity has general inventory risk before customer order is placed or upon customer return - Met

The Company takes the title from the supplier for a short period of time before passing the title to the customer. The physical loss of inventory is unlikely to occur during that period; however, after the purchase from the supplier, the Company bears the inventory risks. Customers may submit claims against the Company regarding the quality or quantity of any products delivered according to the agreement.

Our contracts with customers do not include provisions for returns, and the Company has not in the past had customers return products. Generally, if there was a request for a return, the customer would return the crude oil to the Company, as the customers do not know the suppliers.

3. The entity has latitude in establishing price - Met

The Company negotiates the selling price of the product with the customer independently when contracting with the customer.

4. The entity changes the product or performs part of the service - Not applicable

The Company is engaged in the crude oil trading business. Crude oil is a standardized commodity and the Company has no capability to change the form of the crude oil.

5. The entity has discretion in supplier selection - Met

The contract signed between the Company and the customer only identifies the quantity and quality of the crude oil; the contract does not specify the suppliers. The Company has discretion in selecting the supplier, so long as the crude oil’s quantity and quality meet the customer’s demand.

6. The entity is involved in the determination of product or service specifications - Not applicable

Crude oil is a standardized commodity, so there is limited negotiating power between the buyer and seller in connection with product specifications.

4

7. The entity has physical loss inventory risk—after customer order or during shipping. - Not applicable

The Company takes the title from the supplier for a short period of time before passing the title to the customer. During that time, the physical loss of inventory is unlikely to occur; however, after the purchase from the supplier, the Company bears the inventory risks.

8. The entity has credit risk - Met

The Company is responsible for collecting the sales price from the customer and is obligated to pay the supplier, regardless of whether or not the sales price has been collected from the customer.

In light of the above analysis, and in particular based on items 1, 2, 3, 5 and 8 above which strongly support gross revenue recognition, the Company determined that it was appropriate to record the gross volume of the sale transaction upon delivery versus the amount that the Company is allowed to retain.

7.

Please identify your business partner, a newly controlled Singapore joint venture. Please disclose the nature of the joint venture and its business operations, your respective interest (or variable interest), your basis of accounting for the joint venture, and the assets Contributed at formation. Include a footnote referencing the underlying agreement and material terms under Corporate Structure on page 42.

Response: In response to the Staff’s comment, the Company has revised its disclosure regarding SSE on page 61 in footnote 5 to the Company’s corporate structure chart. As the Company holds a 51% equity stake in SSE, the Company consolidates SSE’s results into the Company’s consolidated financial statements. The Company has also included disclosure on pages 39, 40, 41 and 43 regarding the Company’s basis for the measurement and recognition of revenues from the Company’s crude oil trading business through SSE.

5

8.

We note your response to comment 13. It is unclear to us why you attribute your revenue growth drivers for the sales of electronics and crude oil products to your technology platforms and blockchain-based digital asset management platform which are not fully functional. Please revise to identify more relevant factors that contributed to your sales growth, including your geographic reach, customer sectors, product demand, and other external factors. Further explain what was involved in the setup of "two industrial vehicles for commercial electronics in Hong Kong and oil trading in Singapore" and your basis for the measurement and recognition of revenues therefrom.

Response: In response to the Staff’s comment, The Company respectfully advises the Staff that the Company’s sales of electronics and crude oil products are operated through its Wecast Services segment, as opposed to the Legacy YOD Segment, and that the Wecast Services segment also includes the Company’s blockchain and AI technology investment and development operations. In addition, as disclosed on pages 1 and 3 of the Form S-1/A, the Company’s purpose in acquiring its electronics and crude oil trading businesses was to gain experience in the traditional commodities trading business with the goal of applying learnings from operating this business to developing an AI- and blockchain-enabled platform that enables more efficient logistics management. On page 3 of the Form S-1/A, under the heading “Logistics Management and Financing,” the Company describes its goals with respect to the application of blockchain technologies to supply chain logistics management and supply chain logistics financing.

The Company has revised the disclosure on pages 43 and 44 of the Form S-1/A to identify the more relevant factors that contributed to the Company’s sales growth in the Wecast Services segment for fiscal year 2017. As disclosed on pages 3 and 54 of the Form S-1/A, the Company’s consumer electronics trading business commenced on January 2017 and is operated out of Hong Kong through the Company’s subsidiary, Amer Global Technology Limited, and the Company’s crude oil trading business commenced in October 2017, when the Company formed its Singapore joint venture, Seven Stars Energy Pte. Ltd. (“SSE”). The Company has included disclosure on pages 39-41 and 43 regarding the basis for the measurement and recognition of revenues from the consumer electronics trading business and the crude oil trading business.

Loss from Operations, page 33

9.

Please tell us how you accounted for development costs of your technology platform and how they impacted your loss from operations. In this regard, we note in your Unaudited Consolidated Statements of Operations for the quarter ended June 30, 2018 on page F-43 that you incurred research and development costs during 2018 but none in 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 37 of the Form S-1/A. As disclosed, all of the research and development expenses in 2017 were incurred in the second half of 2017, which is why the Form 10-Q for the quarter ended June 30, 2018 reported no research and development costs being incurred for the period ended June 30, 2017.

6

Corporate Structure, page 42

10.	We note your response to comment 4. Revise your corporate structure chart to clearly indicate where each of your subsidiaries, WFOEs, and VIEs are geographically located.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Form S-1/A.

Regulation, page 48

11.

We note your response to comment 16 but do not concur with your assertion that your current disclosures in this section are responsive to our comment. Please update this section to discuss laws and regulations that will be applicable to your fintech businesses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68 to 70 of the Form S-K1A, under the heading “Regulation of Fintech Businesses,” to discuss laws and regulations that will be applicable to its fintech businesses.

2. Summary of Significant Accounting Policies

(1) Revenue Recognition, page F-12

12.	We note your response to comment 19. Please expand your disclosure to describe the crude oil sales arrangements associated with your joint venture in Singapore and your basis for revenue recognition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Form 10-K/A

7

Notes to Unaudited Consolidated Financial Statements

11. Related Party Transactions

(d) Crude OilTrading, page F-60

13.	We note during the first six months of 2018, you recorded 10 crude oil transactions that were purchased from three entities for which a minority shareholder has significant influence. Please disclose:

•	the nature of your relationships and involvement with the entities for which a minority shareholder has significant influence;

•	the amount of sales to related parties; and

•	Clarify whether “crude oil trading” is intended to mean sales of crude oil.

Response: During the first six months of 2018, ten of the Company’s crude oil transactions were purchased from two, not three, related parties: one is partially owned by the same individual who is also a minority shareholder of SSE and one has the same registered trader as one of the entities that is partially owned by the same individual who is also a minority shareholder of SSE. The Company has recorded these purchases as one separate line item titled “Cost of Revenue from Related Parties” in its consolidated financial statements on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018. The Company hereby confirms to the Staff that no crude oil has been sold to related parties during the first six months of 2018, and further confirms that “crude oil trading” is intended to mean sales of crude oil.

****

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc:	William N. Haddad, Esq., Veanble LLP

8